UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo and Realtimepublishers Announce Free eBook: The Tips and Tricks Guide™ to Desktop Productivity

Vancouver, BC, Canada (July 17, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE), the developers of innovative technology such as Six Degrees™ software, have joined with Realtimepublishers.com, the worldwide leader in corporate-sponsored e-publishing, to produce The Tips and Tricks Guide™ to Desktop Productivity. Authored by computing-industry expert Don Jones, this eBook offers pointers on how to manage the desktop more efficiently. It helps users maximize their most-used applications, from Microsoft® Office to email to the Web. It is available to readers free of charge at www.creo.com/sixdegrees/ebook.

"With the ever-growing use of email as the main business communication system, we know that readers everywhere will appreciate tips about how to manage the flow of email alone," said Sean Daily, CEO of Realtimepublishers. "This eBook will give administrators and users practical advice about desktop management. We applaud Creo for hosting this much-needed resource."

The Tips and Tricks Guide™ to Desktop Productivity provides detailed questions and answers about how to manage the desktop to optimize productivity. Topics covered include file management, shortcuts for common operations, email productivity tips, mobile productivity, and much more. Like all eBooks from Realtimepublishers, The Tips and Tricks Guide™ to Desktop Productivity will be published on a chapter-by-chapter basis, as it is written, providing the most up-to-date content. Registered readers will receive email notifications when each chapter of the eBook is available for download.

"There is a strong need for desktop productivity solutions today given the overwhelming growth in email volume," said Mark Lemmons, director, Creative Software at Creo. "This is our first eBook with Realtimepublishers and we are thrilled to provide people with high-quality information about how to manage the desktop more efficiently."

Creo has just released Six Degrees software, its innovative technology for the consumer desktop. Six Degrees software is an email-driven productivity tool that leverages the power of email and puts it to work for the user. This new timefreeing technology™ automatically connects the related messages, files and people on the user's desktop, allowing quick navigation through projects. Six Degrees software operates on Mac® OS X with Microsoft Entourage™ X, and on Windows® 2000 and XP with Microsoft® Outlook®.

About the Tips and Tricks Guide Series

Realtimepublishers' Tips and Tricks Guide™ eBook series includes titles written for all levels of technical professionals and users, from basic to expert. The series provide invaluable technical information to readers in an innovative and reader-friendly Q&A format, using questions that reflect real-world situations and problems.

About the Author

Don Jones is the president of Iridis Consulting and an MCSE, MCT, and MCDBA. In addition to speaking internationally about Microsoft technology topics, he has authored numerous books, including The Microsoft .NET E-Commerce Bible and Windows .NET Server Weekend Crash Course (both from Hungry Minds), and Microsoft Application Center 2000 Configuration and Administration (M&T Books). This is Jones' third eBook with Realtimepublishers.

About Realtimepublishers.com

Realtimepublishers.com is the worldwide leader in corporate-sponsored e-publishing. The company is revolutionizing the publishing industry through its unique approach of creating high-quality titles and publishing them at no charge to readers on the Web sites of industry-leading companies around the world. Current Realtimepublishers eBook sponsors include Citrix Systems, Microsoft, NetIQ, New Moon Systems, Quest Software, Aelita, WQuinn, and more. For information about Realtimepublishers and available eBooks please visit www.realtimepublishers.com.

Realtimepublishers and The Tips and Tricks Guide are trademarks of Realtimepublishers Corporation. Other products and company names herein may be trademarks of their respective owners.

About Creo

Creo means "to create" in Latin and "believe" in Spanish. At Creo, we solve complex problems with simple solutions, and Six Degrees is part of this vision. Throughout our 19-year history, Creo has transformed industries and revolutionized the way people work. With 4000 employees worldwide, we deliver breakthrough technologies that challenge conventional thinking and spark new trends, from our roots in the graphics arts and prepress, right up to the computer desktop. Creo, a world leader in solutions for the graphic arts industry, trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

Creo Contacts
Letty Katchen	Holly Hokrein
Media Relations (Creative)	Marketing Communications (Americas)
T. +604.451.2700	T. +1.781.280.7331
F. +604.437.9891	F. +1.781.275.3430
letty.katchen@creo.com	holly.hokrein@creo.com

Realtimepublishers Contacts
Meghan Oreste
Media Relations
T. +617.670.1960
meghan@realtimepublishers.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: July 17, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary